Petroteq Energy * Announces a Brokered Financing of $18 Million CAD

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

SHERMAN OAKS, CA, November 3, 2022 -- via Newsfile - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is pleased to announce that it has entered into an engagement agreement with * (the "Agent") as an advisor, and to conduct a brokered private placement financing on a commercially reasonable best efforts basis (the "Financing") of units (the "Units") to be sold at a price of C$0.05 per Unit for aggregate gross proceeds of up to C$18.07 Million (the "Offering"). Each Unit will be comprised of one Common Share and one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share (a "Warrant Share") at a price of C$0.10 for a period of 24 months from the closing date of the Offering. The Common Shares, Warrants and Warrant Shares will be subject to a resale hold period under applicable Canadian securities laws. The Offering is subject to the approval of the TSX Venture Exchange (the "TSXV").

The proceeds from the Offering will be used to upgrade, improve and fully commercialize the 500 barrels per day pilot plant currently located in Asphalt Ridge NW, Utah, as well as for general working capital purposes.

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In connection with the Offering and in accordance with the policies of the TSXV, the Company will pay the Agent an advisory fee in addition to a financing fee.  The Agent shall be the book-runner for the financing and shall be paid a financing fee equal to 8% in cash and 8% in broker warrants valid for 18 months at C$0.05 per warrant, based on the gross proceeds for subscriptions by subscribers introduced to the Company by the Agent. The Agent and the Company may also pay a portion of the financing fees to other broker dealers or Exempt Market Dealers participating in the Offering, as well as to arm's length finders in connection with the Offering.

If Related Parties participate in the Offering, the Offering will constitute a related-party transaction as defined under Multilateral Instrument 61-101 - Protection of Minority Interests. This transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such person is expected to exceed 25.0% of the Company's market capitalization.

The Offering is expected to close on or about November 30, 2022, or such other date as may be mutually agreed to by the Company and the subscribers, subject to satisfaction of customary closing conditions, including, but not limited to, the receipt of all necessary stock exchange approvals, such as the approval of the TSXV. All securities issued in connection with the Offering are subject to a four-month and one day hold period in accordance with applicable Canadian securities laws, during which time the securities may not be traded.

CONTACT INFORMATION

Petroteq Energy Inc.
Vladimir Podlipskiy
Chairman and CTO

Executive@Petroteq.Energy

Tel: (800) 979-1897

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

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Disclaimers:

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This new release contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the management discussion and analysis section of our interim and most recent annual financial statements or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulators. We do not assume any obligation to update any forward-looking statements, other than as required by securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

[* Certain portions of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]